Exhibit 99.4

Plus Markets: CLK

OTCBB: CLKTF

CALCITECH DEUTSCHLAND OPENS EXECUTIVE OFFICES IN MAGDEBURG

MAGDEBURG, GERMANY, 9TH OCTOBER, 2006 - CALCITECH LTD. (PLUS MARKETS: CLK; OTCBB: CLKTF) announced today that its subsidiary CalciTech Deutschland GmbH has opened its new executive offices in Magdeburg, Germany.

Magdeburg is the capital of the state of Sachsen-Anhalt, where CalciTech Deutschland is preparing the building of a 100,000 tonne per annum SCC plant. The office will run the Company's commercial activities in the German-speaking region, and will oversee the current building programme as well as CalciTech Deutschland's anticipated expansion in the region.

The city of Magdeburg was chosen as it houses most of the financial institutions, Government agencies and service providers that will play a key role in the current and future projects.

For further information:

CalciTech Ltd.

Marc Lakmaaker

Email: MarcL@calcitech.com

Tel: +41 22 710 4020

www.calcitech.com

Equity Development

Andy Edmond

Tel: +44 207 405 7777

www.equitydevelopment.co.uk

The directors of the company take responsibility for this announcement.

This press release contains "forward looking statements" including forward looking statements as that term is defined in section 27a of the United States securities act of 1933 and section 21e of the securities and exchange act of 1934. Statements in this press release, which are not purely historical are forward looking statements and include any statements regarding beliefs, expectation or intentions concerning the future. Forward looking statements in this press release include, but are not limited to statements which are subject to a number of contingencies and uncertainties, including, but not limited to, market acceptance for CalciTech’s products, manufacturing of CalciTech’s products in a commercial setting, obtaining adequate financing and construction management for products and obtaining appropriate permits.

It is important to note that the corporation's actual outcomes may differ materially from those in forward looking statements contained in this press release. Although the company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures in the company's public filings with the Securities and Exchange Commission.